UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Acquisition of Shares of Woori Investment Securities Co., Ltd.

On April 24, 2026, the Board of Directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution to approve the acquisition of common shares of Woori Investment Securities Co., Ltd. (“Woori Investment Securities”), a subsidiary of Woori Financial Group, by participating in a rights offering. The key details of the acquisition are as follows:

•	Information about Woori Investment Securities :

•	Capital stock (KRW) : 242,944,891,500 (based on Woori Investment Securities’ consolidated financial statements as of December 31, 2025)

•	Total number of issued shares : 485,889,783 shares (before rights offering)

•	Number of shares to be acquired : 429,000,430 shares

•	Scheduled acquisition date (subscription payment date) : May 4, 2026 (subject to change)

•	Purchase price (KRW) : 1,000,000,002,330 (subject to change)

•	Ratio of purchase price to total equity of Woori Financial Group : 2.6%, based on Woori Financial Group’s total consolidated equity of KRW 37,859,248,093,476 as of December 31, 2025.

•	Method of acquisition : Cash payment (participation in rights offering)

•	Purpose of acquisition : To enhance the competitiveness of the subsidiary through capital injection

•	Total number of shares to be owned by Woori Financial Group following the acquisition : 914,890,213 shares (representing 100.0% of Woori Investment Securities’ total issued shares)

•	Other material information:

•	The type of shares Woori Financial Group is planning to acquire are registered common shares.

•	The details of this rights offering are subject to change.

•

Key financial data of Woori Investment Securities (based on the consolidated financial statements of Woori Investment Securities for FY2025 and FY2024 and the consolidated financial statements of Woori Investment Bank Co., Ltd. for FY2023):

(in millions of Won)
	Total Assets	Total Liabilities	Total Equity	Capital	Operating Revenue	Net Income (Loss)
FY2025	9,706,286	8,504,657	1,201,629	242,945	519,447	27,444
FY2024	7,186,431	6,041,109	1,145,321	242,945	430,599	2,552
FY2023	6,375,625	5,273,890	1,101,735	691,425	429,828	(53,374)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: April 24, 2026	By:	/s/ Seong Min Kwak
(Signature)
Name: Seong Min Kwak
Title: Deputy President